Filed by Lexington Corporate
                                            Properties Trust
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933 and
                                            Rule 14(a)-6 under the
                                            Securities Exchange Act of
                                            1934

                                            Subject Company: Lexington Corporate
                                            Properties Trust
                                            Commission File No.: 1-12386



                                                                November 9, 2001





Dear Shareholder:

We recently mailed you material relative to the proxy solicitation of the shareholders regarding the proposed transaction with Net 1 L.P. and Net 2 L.P. As of this writing, our records indicate that we have not yet received your signed proxy card. We invite you to vote on the proposals because it is important that your interests in Lexington be represented.

In the event that the original proxy card has been misplaced, we are enclosing for your use a duplicate card and return envelope. You may also vote your proxy via telephone or by using the internet as directed in the enclosed voting instruction form. If needed, additional copies of the original material may be obtained from the solicitation agent, Mellon Investor Services, at (800) 279-1247.

                                                            Sincerely,

                                                            /s/ Paul R. Wood
                                                            ------------------
                                                            Paul R. Wood
                                                            Secretary





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Lexington, Net 1 and Net 2 have filed a Joint Consent Proxy Solicitation
Statement/Prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. WE URGE INVESTORS TO READ THE JOINT CONSENT AND PROXY SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain free copies of these documents at the Commission's website at www.sec.gov.


INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT CONSENT AND PROXY SOLICITATIONS STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.
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